DD 9/13/13

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SECURITI 13014444 SION

RECEIVED AUG 29 2013 SEC MAIL PROCESSING SECTION WASH, D.C. 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED 2013 AUG 29 PM 2:07 SEC / TM

SEC FILE NUMBER
8-44523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Continental Investors Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Broadway Street
(No. and Street)

Longview	**WA**	**98632**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Max Kamp **(800) 525-0181**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road #460	**Walnut Creek**	**CA**	**94598**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 10/4/13
KW 9/27/13

OATH OR AFFIRMATION

I, **Max B. Kamp**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Continental Investors Services, Inc.**, as of **June 30**, 20**13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

MARIE ANN BUCHHEIT COMMISSION EXPIRES NOTARY PUBLIC JULY 1, 2014 STATE OF WASHINGTON

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (see separate report)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

CONTINENTAL INVESTORS SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA WITH INDEPENDENT AUDITORS' REPORT THEREON

YEAR ENDED JUNE 30, 2013

professional. personalized. service.

TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1-2
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-12
Supporting Schedule:	
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13
Independent Auditors' Report on Internal Control Structure Required by the Securities and Exchange Commission Rule 17a-5	14-16

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Continental Investors Services, Inc.
Longview, Washington

We have audited the accompanying financial statements of Continental Investors Services, Inc. (CIS), which comprise the statement of financial condition as of June 30, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continental Investors Services, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule 1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules 1 is fairly stated in all material respects in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 24, 2013

CONTINENTAL INVESTORS SERVICES, INC.

Statement of Financial Condition

June 30, 2013

ASSETS

ASSETS:	
Cash	$ 137,986
Receivable from broker-dealer and clearing organizations	2,455,946
Securities owned	5,333,919
Other receivables	35,382
Refundable income taxes	73,520
Prepaid expenses	9,273
TOTAL ASSETS	$ 8,046,026

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 39,905
Payable to broker-dealers and clearing organizations	5,738,448
Total liabilities	5,778,353
STOCKHOLDERS' EQUITY:	
Common stock of no par value, authorized 200,000 shares, issued 72,726 and outstanding 24,366	791,329
Treasury stock, 48,360 shares, at cost	(1,990,722)
Retained earnings	3,467,066
Total stockholders' equity	2,267,673
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,046,026

The accompanying notes are an integral part of these financial statements.

CONTINENTAL INVESTORS SERVICES, INC.

Statement of Income

Year Ended June 30, 2013

REVENUES:	
Security commissions	$ 2,271,869
Sale of investment company shares	444,935
Gains (losses) on firm securities trading	20,724
Interest	762,891
Other	550
Total revenues	3,500,969
EXPENSES:	
Commissions and related	1,953,943
Employee compensation and benefits	528,102
Clearance paid to other brokers	167,025
Communications and data processing	126,290
Professional fees	38,756
Occupancy and office supplies	97,908
Interest	423,775
Other	13,055
Total expenses	3,348,854
INCOME BEFORE FEDERAL TAXES	152,115
FEDERAL INCOME TAX PROVISION	-
NET INCOME	$ 152,115

The accompanying notes are an integral part of these financial statements.

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2013

	Common Stock		Treasury Stock		Retained Earnings	Total
	# Shares	Amount	# Shares	Amount		
BALANCES AT JUNE 30, 2012	72,726	$ 791,329	42,185	$ (1,439,689)	$ 3,314,951	$ 2,666,591
Net income	-	-	-	-	152,115	152,115
Treasury stock purchases	-	-	6,175	(551,033)	-	(551,033)
BALANCES AT JUNE 30, 2013	72,726	$ 791,329	48,360	$ (1,990,722)	$ 3,467,066	$ 2,267,673

The accompanying notes are an integral part of these financial statements.

CONTINENTAL INVESTORS SERVICES, INC.

Statement of Cash Flows

Year Ended June 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 152,115
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	239
(Increase) decrease in operating accounts:	
Other receivable	(35,382)
Securities owned	2,063,899
Prepaid expenses	(82,603)
Accounts payable and accrued expenses	(86,487)
Payable to broker-dealers and clearing organizations	(1,676,053)
Net cash provided by operating activities	335,728
CASH FLOWS FROM FINANCING ACTIVITIES -	
Purchase of treasury stock	(551,033)
NET DECREASE IN CASH	(215,305)
CASH, BEGINNING OF YEAR	353,291
CASH, END OF YEAR	$ 137,986
Supplementary cash flow information	
Income tax paid	$ 88,383
Interest paid	$ 423,775

The accompanying notes are an integral part of these financial statements.

1. GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

The Company and Nature of the Business
Continental Investors Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Washington state corporation.

The Company provides broker-dealer services in principally debt-related securities both as agent and principal to its customers. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belong to the Company's customers would be handled by a clearing broker-dealer. The Company's customers are located throughout the United States.

Securities Owned
Proprietary security transactions in regular-way trades are recorded on a trade-date basis, as if they had been settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities owned and securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement* (See Note 2).

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

Other Receivables
The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle, but, as of June 30, 2013, one registered representative had advances outstanding of $11,922. Management records an allowance for bad debts based on a collectability review of specific accounts. Management believed all receivables to be collectible as of the date of this report.

Mutual fund distribution fees (under SEC Section 12b-1) are earned over a period of time based on a fund's daily net asset levels. Management has estimated $7,915 in 12b-1 fees earned, but not yet received, as of June 30, 2013. No allowance was deemed necessary by management.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended June 30, 2013 was $3,346 and is reflected in promotional costs.

Furniture and Equipment and Depreciation
Furniture and equipment with a cost basis in excess of $1,000 are capitalized and stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

Normal repairs and maintenance, including website maintenance, computer hardware replacement parts or computer software upgrades, are expensed as incurred.

Depreciation is computed on the straight-line method over estimated useful lives as follows:

Computer hardware and software	5 years
Furniture and equipment	5 years
Website development costs	5 years

Treasury Stock
Treasury stock is accounted for using the cost method.

Income Taxes
The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Concentrations of Risk
Substantially all of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

The Company has a significant investment (approximately $521,356 as of June 30, 2013) in non-investment grade, non-convertible debt securities (some of which are in default).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies
Accordingly to an indemnification clause in the Company's clearing agreement, should the Company's customers fail to settle security transactions, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2013, the Company had not been notified by the clearing broker-dealer, nor was management aware, of any potential losses.

Subsequent Events
Management has evaluated events through August 24, 2013, the date on which the financial statements were available to be issued. No events have occurred subsequent to year-end that require adjustment to or disclosure in the financial statements.

2. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets (and corresponding liabilities) measured at fair value on a recurring basis as of June 30, 2013:

Security Type	*Level 1*	*Level 2*	*Level 3*	*Total*
Corporate and other debt	$ -	$ 1,293,243	$ -	$ 1,293,243
Municipal bonds	-	3,932,791	-	3,932,791
Mutual funds	542		-	542
Equities	107,343	-	-	107,343
TOTALS	$ 107,885	$5,226,634	$ -	$ 5,333,919

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALER AND CLEARING ORGANIZATION

Amounts receivable from and payable to the Company and the clearing organization at June 30, 2013 consist of the following:

	Receivable	*Payable*
Deposits for securities borrowed/loaned	$ 1,264,597	$ -
Payable to clearing broker		5,738,448
Receivable from clearing broker	1,084,733	-
Fees and commissions receivable/payable	106,616	-
TOTALS	$ 2,455,946	$ 5,738,448

The Company clears its proprietary and customer transactions through one broker-dealer on a fully-disclosed basis. As such, The Company is exempt from certain provisions of Rule 15c3-3 because it does not hold funds or securities of customers. The amount payable to the clearing broker relates to unsettled trading securities owned and is collateralized by securities owned by the Company. Interest is charged on this payable at the prevailing margin rate, which was 4.59% at June 30, 2013.

4. INCOME TAXES

A reconciliation of the Company's book income, taxable income, and related federal income tax expense is shown in the following table for the year ended June 30, 2013:

Net income before taxes	$ 152,115
Tax effect of permanent differences:	
50% of meals and entertainment expense	1,559
Tax-exempt income, net of related nondeductible interest expense	(156,556)
Taxable income (loss)	$ (2,882)
Federal income tax expense	-

The Company has chosen to carryforward this net operating loss to future years. Due to the uncertainty regarding recoverability of such tax benefits, no deferred tax asset has been recognized in the accompanying financial statements.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2013, the Company had net capital of $1,713,192, which was $1,463,192 in excess of its required net capital of $250,000. The Company's net capital ratio was .02 to 1.

6. RELATED PARTY TRANSACTIONS

The Company leases an office building on a month-to-month basis from an officer and key employee of the Company. During the year ended June 30, 2013, the Company paid and expensed $29,400 for such lease.

In addition, Continental Investor Services, Inc. was a common paymaster for a company owned by an officer and key employee. CIS was reimbursed $42,361 for payroll and related costs incurred during the year ended June 30, 2013.

7. PENSION PLAN

The Company has established a SAR-SEP pension plan covering substantially all employees. The Company may elect to make employer contributions as determined by the Board of Directors. SAR-SEP employer expense for the year ended June 30, 2013 was $26,450, which is included in employee compensation and benefits in the accompanying statement of income.

CONTINENTAL INVESTORS SERVICES, INC.

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2013

Stockholders' equity		$ 2,267,673	
Liabilities subordinated to claims of general creditors		-	
		2,267,673	
Non-allowable assets and charges against net capital:			
Petty cash		190	
Prepaid expenses		9,083	
Refundable income taxes		73,520	
Receivable from non-customers		19,089	
		101,882	
Haircuts on firm trading securities and undue concentrations		452,599	
		554,481	
Net capital, as defined		1,713,192	(A)
Minimum requirement of net capital (greater of $250,000 or 6-2/3% of aggregate indebtedness of $39,905)		250,000	
Excess of net capital over requirement		$ 1,463,192	
Computation of aggregate indebtedness:			
Total liabilities	$ 5,778,353		
Less: Subordinated capital	-		
Due to clearing broker-secured by firm trading securities	(5,738,448)		
Total aggregate indebtedness		$ 39,905	(B)
Ratio of aggregate indebtedness to net capital (B/A)		.02 to 1	

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts:

	Net Capital	Aggregate Indebtedness	Ratio
Amounts submitted by Company	$ 1,648,549	$ 86,796	0.05 to 1
Audit adjustments:			
Decrease in income taxes payable	70,094	(70,094)	
Increase in receivables from broker-dealers (other receivables)	16,293	-	
Increase in accounts payable and accrued expenses	(23,203)	23,203	
Other audit adjustments, net	1,458		
Rounding	1	-	
Audited amounts (above)	$ 1,713,192	$ 39,905	.02 to 1

The accompanying notes are an integral part of these financial statements.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17(A)-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors of
Continental Investors Services, Inc.
Longview, WA

In planning and performing our audit of the financial statements of Continental Investors Services, Inc, (the Company) as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control

and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously,

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 24, 2013